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CUSIP No. 879946101

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*
                     Telesystem International Wireless Inc.
                                (Name of Issuer)
                  Subordinate Voting Shares, without par value
                         (Title of Class of Securities)
                                    879946101
                                 (CUSIP Number)
                            Gregory A. Gilbert, Esq.
                                 O'Sullivan LLP
                        30 Rockefeller Plaza - 24th Floor
                              New York, N.Y. 10112
                                 (212) 408-2469
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
                                January 24, 2002
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies of this statement are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


      POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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CUSIP No. 879946101


  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        J.P. Morgan Partners (BHCA), L.P. ("JPMP (BHCA)")

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b)    X

  3.    SEC Use Only


  4.    Source of Funds (See Instructions)    WC

  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

  6.    Citizenship or Place of Organization              Delaware

 Number of          7.  Sole Voting    621,668 (591,716 upon conversion of the
 Shares                 Power          CDs, 2,495 upon exercise of the Option
 Beneficially                          and Person With SVS of 27,493)
 Owned by Each
 Reporting          8.  Shared Voting
                        Power
                        Sole

                    9.  Dispositive    621,668 (591,716 upon conversion of the
                        Power          CDs, 2,495 upon exercise of the Option
                                       and SVS of 27,493)

                   10.  Shared
                        Dispositive Power

11.     Aggregate Amount Beneficially Owned by Each
        Reporting Person                621,668 (591,716 upon conversion of the
                                        CDs, 2,495 upon exercise of the Option
                                        and SVS of 27,493)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)                 3.9%

14.     Type of Reporting Person (See Instructions)
         PN
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CUSIP No. 879946101


  1.       Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           J.P. Morgan Asia Investment Partners, L.P.  ("JAIP")

  2.       Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)

           (b)    X

  3.       SEC Use Only

  4.       Source of Funds (See Instructions)    WC

  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

  6.       Citizenship or Place of Organization     Delaware

  Number of Shares       7.      Sole Voting Power      30,339 (upon conversion
  Beneficially Owned                                    of the CDs)
  by Each Reporting
  Person With            8.      Shared Voting Power

                         9.      Sole Dispositive Power 30,339 (upon conversion
                                                        of the CDs)

                        10.      Shared Dispositive Power

  11.      Aggregate Amount Beneficially Owned by Each Reporting Person

           30,339 (upon conversion of the CDs)

  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

  13.      Percent of Class Represented by Amount in Row (11)        0.2%

  14.      Type of Reporting Person (See Instructions)

           PN
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CUSIP No. 879946101


  1.       Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Asia Opportunity Fund, L.P.   ("AOF")

  2.       Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)

           (b)

  3.       SEC Use Only

  4.       Source of Funds (See Instructions)    WC

  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

  6.       Citizenship or Place of Organization   Cayman Islands

  Number of Shares        7.  Sole Voting Power
  Beneficially Owned
  by Each Reporting       8.  Shared Voting Power       88,005 (upon conversion
  Person With                                           of the CDs, and
                                                        including the securities
                                                        beneficially owned by
                                                        CAIP(I) and CAIP(II)).

                          9.  Sole Dispositive Power

                         10.  Shared Dispositive Power  88,005 (upon conversion
                                                        of the CDs, and
                                                        including the securities
                                                        beneficially owned by
                                                        CAIP(I) and CAIP(II)).)


  11.      Aggregate Amount Beneficially Owned by Each Reporting Person

           88,005 (upon conversion of the CDs, and including the securities beneficially owned by CAIP(I) and CAIP(II)).

  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

  13.      Percent of Class Represented by Amount in Row (11)      .6%

  14.      Type of Reporting Person (See Instructions)

           PN
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CUSIP No. 879946101


  1.       Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           CAIP Co-Investment Fund Parallel Fund (I) C.V.   ("CAIP (I)")

  2.       Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) X

           (b)

  3.       SEC Use Only

  4.       Source of Funds (See Instructions)    WC

  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

  6.       Citizenship or Place of Organization   Netherlands

  Number of Shares        7. Sole Voting Power
  Beneficially Owned
  by Each Reporting       8. Shared Voting Power       7,352 (upon conversion of
  Person With                                          the CDs)

                          9. Sole Dispositive Power

                         10. Shared Dispositive Power  7,352 (upon conversion of
                                                       the CDs)




  11.      Aggregate Amount Beneficially Owned by Each Reporting Person

             7,352 (upon conversion of the CDs)

  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

  13.      Percent of Class Represented by Amount in Row (11)       0.05%

  14.      Type of Reporting Person (See Instructions)

             PN
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CUSIP No. 879946101


  1.       Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           CAIP Co-Investment Fund Parallel Fund (II) C.V. ("CAIP (II)")

  2.       Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) X

           (b)

  3.       SEC Use Only

  4.       Source of Funds (See Instructions)    WC

  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

  6.       Citizenship or Place of Organization   Netherlands

  Number of Shares      7.  Sole Voting Power
  Beneficially Owned
  by Each Reporting     8.  Shared Voting Power      4,904 (upon conversion of
  Person With                                        the CDs)

                        9.  Sole Dispositive Power

                       10.  Shared Dispositive Power 4,904 (upon conversion of
                                                     the CDs)

  11.      Aggregate Amount Beneficially Owned by Each Reporting Person

           4,904 (upon conversion of the CDs)

  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

  13.      Percent of Class Represented by Amount in Row (11)       0.03%

  14.      Type of Reporting Person (See Instructions)

           PN
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CUSIP No. 879946101


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
            PURCHASE OF CAPITAL STOCK.


            Item 3 has been amended and restated as follows.

            TRANSACTIONS INVOLVING THE ISSUER

            On March 10, 2000, JPMP (BHCA) (through its predecessor CCP Overseas Equity Partners, L.P.) purchased an aggregate of US$150,000,000 of the Issuer's 7.75% Convertible Debentures, Series B, due March 9, 2010 (the "CDs"). Pursuant to the indenture governing the CDs, as amended (the "CD Indenture"), the CDs are convertible at any time at the holder's option into that number of the Issuer's Subordinate Voting Shares, no par value (the "Subordinate Voting Stores" or "SVS"), equal to the product of (i) the quotient obtained by dividing the principal amount of the CDs to be converted by US$1,000 and (ii) 4.73968. In addition, pursuant to the Recapitalization (as defined in Item 6), subject, among other things, to conditions more fully described in Item 6 and pursuant to the terms of the Second Amending Agreement (as defined in Item 6), JPMP (BHCA), AOF, JAIP, CAIP (I) and CAIP(II) (collectively, "JP Morgan") have agreed to the CD Conversion (as defined in Item 6).

            On May 11, 2000 and December 11, 2000, the Issuer issued to JPMP
(BHCA) (through its predecessor CCP Overseas Equity Partners, L.P.), pursuant to its "Stock Option Plan for the Directors of the Corporation", options to purchase 1,639 and 820 shares of SVS, (respectively, the "May Option" and the "December Option", and together, the "Option").

            In September 2000 and March 2001, the Issuer paid JPMP (BHCA) the outstanding interest payment on the CDs in the form of shares of SVS rather than in cash. JPMP (BHCA) has sold in the public market all but 27,493 of the SVS received from such September 2000 and March 2001 in kind interest payments. The September 2001 interest payment due on the CDs has accrued but has not yet been paid pursuant to an interest moratorium agreement entered into among JP Morgan and the Issuer.

            On December 14, 2001, the Issuer issued to JPMP (BHCA) in the First Tranche (as defined in Item 6) 8,843,877 Special Warrants at a price per Special Warrant of US$0.6124765, for an aggregate purchase price of US$5,416,666.83. If the ESD Issuer Bid (as defined in Item 6) is successfully completed pursuant to the terms thereof as described in Item 6, JPMP (BHCA) shall be entitled, for no additional consideration, upon the exercise or deemed exercise of Special Warrants, to receive (subject to certain antidilution adjustments described in Item 6) one Subordinate Voting Share for each Special Warrant exercised. If the ESD Issuer Bid is not successfully completed pursuant to the terms thereof as described in Item 6, JPMP (BHCA) shall be entitled, for no additional consideration, upon the exercise or deemed exercise of Special Warrants, to receive new convertible debentures of the Issuer (the "JPMP New Convertible Debentures").

            Each JPMP New Convertible Debenture shall be issued in a face denomination of US$1,000 and integral multiples of US$1,000. The exercise of an aggregate of 1,633 Special Warrants shall be required to acquire each whole JPMP New Convertible Debenture. The JPMP
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CUSIP No. 879946101


New Convertible Debentures will be senior in rank to the CDs and ESDs (as defined in Item 6) but junior to other indebtedness of the Issuer, will carry an interest rate of 25% per year, and each US$1,000 in principal amount will be convertible at any time at the option of the holder into SVS at the then market price for such shares. All or part of the JPMP New Convertible Debentures will be convertible at JPMP (BHCA)'s option into that number of fully paid and non-assessable Subordinate Voting Shares equal to the quotient obtained by dividing the principal amount of the JPMP New Convertible Debentures to be converted by the Current Market Price (as defined below) of the Subordinate Voting Shares on each conversion date, which price shall be converted into the US currency equivalent on the last trading day in the period used to calculate the Current Market Price (as defined below). The "Current Market Price" is the weighted average trading price of the Subordinate Voting Shares for the 20 consecutive trading days ending with the third trading day prior to such date on the stock exchange on which the greatest volume of trading in Subordinate Voting Shares occurred during such period.

            SUBSEQUENT TRANSACTIONS

            On April 30, 2001, JPMP (BHCA) assigned and transferred, for cash consideration equal to the face value thereof, US$16,002,000, US$6,409,000, US$1,553,000 and US$1,036,000 in principal amount of the CDs to AOF, JAIP, CAIP
(I), CAIP (II), respectively.

            SOURCE OF FUNDS

            The funds provided by JPMP (BHCA) for the acquisition of the CDs and the Special Warrants (in the case of the acquisition of the CDs, through its predecessor CCP Overseas Equity Partners, L.P.) were obtained from JPMP (BHCA)'s working capital, which includes funds that are held for such purpose. The funds provided by AOF, JAIP, CAIP (I) and CAIP (II) for the acquisition of the CDs from JPMP (BHCA) were obtained from their working capital, which includes funds that are held for such purpose. Any funds provided by JP Morgan for the transactions described in Item 6 will be obtained from JP Morgan's working capital, which includes funds that are held for such purpose.

ITEM 4.

            (a) - (c), (e) See the description of the proposed transaction in
Item 6.

            (d) Each of (i) JP Morgan, U.F. Investments (Barbados) Ltd. ("UFI"), Telesystem Ltd. ("Telesystem"), and Capital Communications CDPQ Inc. ("CDPQ", together with JP Morgan, UFI and Telesystem, the "Investors") that beneficially owns any outstanding equities securities (including equity securities convertible or exercisable for SVS) of the Issuer (the "Shares") and (ii) the Issuer, has entered into the Investor Rights Agreement, dated as of November 29, 2001, as amended and restated by the Amended and Restated Investor Rights Agreement dated January 24, 2002 (the "IRA") (a copy of which is attached hereto as Exhibit 6 and incorporated by reference into this Item 4) which shall be effective as of and from the later of (x) the closing of the Units Issuer Bid (as defined in Item 6) which shall be not later than February 25, 2002 and (y) the date of conversion of the CDs pursuant to the CD Indenture, as amended by the Second Amending Agreement (as defined and more fully described in Item 6) (such later date, the "Effective Date"). The IRA shall continue to be enforceable by or on behalf
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CUSIP No. 879946101


of (in the case of rights) and to be binding upon and enforceable against (in the case of obligations) such Investor and the Issuer: (a) until the IRA is terminated by mutual agreement of all Investors bound by the IRA at that time;
(b) until only one Investor is bound by the IRA; or (c) until the Investors bound by the IRA own, in aggregate, less than one third (1/3) of the issued and outstanding Shares.

            Pursuant to the terms of the IRA, the Issuer shall (i) cause a reduction of the size of its Board of Directors (the "Board") to eight (8) members, (ii) cause the appointment to the Board of any nominees of the Investors or of the Board provided for under the IRA who are not already members of the Board, and (iii) prepare and cause to be executed such documentation as is legally or otherwise required to effect the foregoing.

            Upon and after the Effective Date, (x) JP Morgan, collectively, and
(y) each of UFI, Telesystem and CDPQ, individually, shall, subject to the requirements set forth in the IRA, have the right to nominate candidates for appointment or election to the Board as follows:

            CDPQ - 1 Board member

            Telesystem - 2 Board members

            JP Morgan - 2 Board members

            UFI - 1 Board member;

            Subject to (a) the requirements of the Canada Business Corporation Act and the rules of The Toronto Stock Exchange and The Nasdaq Stock Market (or the NASD), as applicable, and (b) the additional requirements of the IRA, the Board shall have the right to nominate for election or appointment to the Board any other individual persons required to bring the number of directors on the Board to eight (8) members; provided, however, that such other individual persons so nominated for election or appointment by the Board shall at all times consist of, to the extent practicable, persons who (i) are independent of the Issuer's management, the Investors and the Issuer, and (ii) possess substantial industry or other experience relevant or applicable to the strategic decision making of the Issuer.

            Pursuant to the IRA, each Investor covenanted and agreed with the other Investors to vote all of its Shares in favor of the nominees put forward for election by each Investor and the Board in accordance with the IRA at each of the Issuer's duly constituted shareholders' meetings at which members of the Board are to be elected, and each Investor and the Issuer shall use their respective best efforts to cause any vacancy on the Board to be filled by a nominee of the Investor, or the Board, as the case may be, entitled to fill that vacancy. Nothing in the IRA requires any Party thereto to grant a proxy in favor of another Party thereto or to management of the Issuer.

            (f) - (j)

            Except as set forth in this Schedule 13D, none of the Reporting Persons has a present plan or proposal that relate to, or would result in, any of the actions specified in clauses (f) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the
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CUSIP No. 879946101


right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger or liquidation, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's SVS (or Common shares, as applicable) to cease to be listed on the Nasdaq National Market System or causing the Issuer's SVS (or Common Shares, as applicable) to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934, as amended.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.


            Item 5 has been amended and restated as follows.

            (a) - (b) JPMP (BHCA) may be deemed the beneficial owner of 621,668 shares of the SVS (assuming conversion of the CDs and exercise of the Option as described in Item 3). Based upon the 15,509,700 shares of SVS outstanding as of November 28, 2001 (as represented by the Issuer in the Master and Purchase Agreement (as defined in Item 6) and assuming conversion of the CDs and exercise of the Option as described in Item 3), JPMP (BHCA)'s deemed beneficial ownership represents 3.9% of the SVS of the Issuer. JPMP (BHCA) has sole voting power and dispositive power with respect to its shares of the Issuer's SVS.

            JAIP may be deemed the beneficial owner of 30,339 shares of SVS (assuming conversion of the CDs as described in Item 3). Based upon the 15,509,700 shares of SVS outstanding, JAIP's deemed beneficial ownership represents 0.2% of the SVS of the Issuer. JAIP has shared voting power and dispositive power with respect to its shares of the Issuer's SVS.

            AOF may be deemed the beneficial owner of 88,005 shares of SVS (assuming conversion of the CDs as described in Item 3, and including the securities beneficially owned by CAIP(I) and CAIP(II)). Based upon the 15,509,700 shares of SVS outstanding, AOF's deemed beneficial ownership represents 0.6% of the SVS of the Issuer. AOF has shared voting power and dispositive power with respect to its shares of the Issuer's SVS.

            CAIP (I) may be deemed the beneficial owner of 7,352 shares of SVS (assuming conversion of the CDs as described in Item 3). Based upon the 15,509,700 shares of SVS outstanding, CAIP (I)'s deemed beneficial ownership represents 0.05% of the SVS of the Issuer. CAIP (I) has shared voting power and dispositive power with respect to its shares of the Issuer's SVS.

            CAIP (II) may be deemed the beneficial owner of 4,904 shares of SVS (assuming conversion of the CD's as described in Item 3). Based upon the 15,509,700 shares of SVS outstanding, CAIP (II)'s deemed beneficial ownership represents 0.03% of the SVS of the Issuer. CAIP (II) has shared voting power and dispositive power with respect to its shares of the Issuer's SVS.

            (c) On December 14, 2001, the Issuer issued to JPMP (BHCA) in the First Tranche (as defined in Item 6) 8,843,877 Special Warrants at a price per Special Warrant of US$0.6124765, for an aggregate purchase price of US$5,416,666.83. If the ESD Issuer Bid (as defined in Item 6) is successfully completed pursuant to the terms thereof as described in Item 6,
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CUSIP No. 879946101


JPMP (BHCA) shall be entitled, for no additional consideration, upon the exercise or deemed exercise of Special Warrants, to receive (subject to certain antidilution adjustments described in Item 6) one Subordinate Voting Share for each Special Warrant exercised. If the ESD Issuer Bid is not successfully completed pursuant to the terms thereof as described in Item 6, JPMP (BHCA) shall be entitled, for no additional consideration, upon the exercise or deemed exercise of Special Warrants, to the JPMP New Convertible Debentures.

            Each JPMP New Convertible Debenture shall be issued in a face denomination of US$1,000 and integral multiples of US$1,000. The exercise of an aggregate of 1,633 Special Warrants shall be required to acquire each whole JPMP New Convertible Debenture. The JPMP New Convertible Debentures will be senior in rank to the CDs and ESDs (as defined in Item 6) but junior to other indebtedness of the Issuer, will carry an interest rate of 25% per year, and each US$1,000 in principal amount will be convertible at any time at the option of the holder into SVS at the then market price for such shares. All or part of the JPMP New Convertible Debentures will be convertible at JPMP (BHCA)'s option into that number of fully paid and non-assessable SVS equal to the quotient obtained by dividing the principal amount of the JPMP New Convertible Debentures to be converted by the Current Market Price of the SVS on each conversion date, which price shall be converted into the US currency equivalent on the last trading day in the period used to calculate the Current Market Price.

            (d) - (e) Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


            Item 6 has been amended and restated as follows.

            On November 28, 2001, the Issuer entered into a master and purchase agreement, as such agreement has been amended by a certain First Amending Agreement, dated as of January 18, 2002, and a certain Second Amending Agreement, dated as of January 24, 2002 (the "Master and Purchase Agreement") (copies of the Master and Purchase Agreement, the First Amending Agreement and the Second Amending Agreement are attached hereto as Exhibit 3, Exhibit 7 and
Exhibit 8, respectively and are incorporated by reference to this Item 6) with CDPQ, UFI, JP Morgan, and Telesystem, which Master and Purchase Agreement provides, subject to certain conditions, for the recapitalization of the Issuer. More specifically, the Master and Purchase Agreement contemplates several interrelated transactions (collectively, the "Recapitalization") summarized as follows and, as necessary, described in more detail below:

      - An Issuer Offer to Purchase for either (i) a combination of Subordinated Voting Shares of the Issuer (or "Common Stores", as described more fully below, as applicable) and warrants to purchase Subordinated Voting Shares of the Issuer (or "Common Stores", as described more fully below, as applicable) or (ii) a combination of cash and warrants to acquire Subordinated Voting Shares of the Issuer (or "Common Stores", as described more fully below, as applicable) (the "ESD Issuer Bid") all of its issued and outstanding 7.00% Equity Subordinated Debentures due 2002 of the Issuer (the "ESDs");
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CUSIP No. 879946101


      - An Issuer bid (the "Units Issuer Bid") to exchange all of the outstanding Units of the Issuer (representing a 54.5% equity interest in its subsidiary, Clear Wave N.V.) for Subordinate Voting Shares of the Issuer;

      - The execution of an amendment to the Issuer's Credit Agreement, dated July 3, 2001, among the Issuer and certain of its subsidiaries, as borrowers, and the financial institutions party thereto, which amendment provides for, among other things, the consummation of the Recapitalization and the transactions contemplated thereby (the "Credit Agreement Amendment");

      - A private placement of an aggregate of up to US$90 million in special warrants of the Issuer ("Special Warrants") to CDPQ, JPMP
            (BHCA) and Telesystem (the "Private Placement"), in two separate tranches of US$15 million (the "First Tranche") and up to US$75 million (the "Second Tranche");

      - The issuance to UFI of warrants to purchase up to a total of 15 million Subordinate Voting Shares of the Issuer at US$1.00 per share on or before September 30, 2002 (the "UFI Purchase Warrants");

      - The issuance to JPMP (BHCA), CDPQ and Telesystem of warrants to purchase up to 16,350,000 Subordinate Voting Share at US$1.00 per share on or before March 31, 2003 (the "SW Purchase Warrants");

      -     An amendment to the Issuer's employee stock incentive plan;

      - The conversion by UFI and JP Morgan (the "CD Holders") of the Series A and Series B 7.75% Convertible Debentures due 2010 of the Issuer, plus a certain amount of the accrued and unpaid interest thereon (the "CDs"), for Subordinate Voting Shares of the Issuer;

      - The conversion by Telesystem of its Multiple Voting Shares of the Issuer into Subordinate Voting Shares of the Issuer; and

      - The redesignation of all Subordinate Voting Shares of the Issuer into a newly issued class of "Common Shares" of the Issuer (which Common Shares will be registered under Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended).

                                  ESD Issuer Bid

            Pursuant to the ESD Issuer Bid, on November 29, 2001, and by amendment on January 24, 2002, the Issuer offered to purchase all of its issued and outstanding ESDs for (i) and amount of Cdn$300 cash, without interest, plus 109 warrants entitling the holder thereof to acquire one Subordinated Voting Share per warrant at a price of Cdn$1.61 at any time until March 31, 2003 (the "Mixed Option") or (ii) 308 Subordinate Voting Shares plus 30 warrants entitling the holder thereof to purchase one Subordinated Voting Share per warrant at a price of Cdn$1.61 at anytime until September 30, 2002 (the "Share Option"), for each Cdn$1,000 principal amount at maturity of, and all accrued and unpaid interest on, each ESD tendered. In
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CUSIP No. 879946101


conjunction with the ESD Issuer Bid, the Issuer has requested that ESD holders consent to the proposed amendments (the "Proposed Amendments") to the Indenture governing the ESDs (the "Existing Indenture"). ESD holders tendering their ESDs under the ESD Issuer Bid will be deemed to have consented to the Proposed Amendments with respect to such tendered ESDs. The Issuer is offering to each ESD holder who does not tender its ESDs in the ESD Issuer Bid, but who validly consents to the Proposed Amendments and does not revoke such consent on or prior to the Expiration Date (as defined below), the consent fee of Cdn$100 for each Cdn$1,000 principal amount at maturity of ESDs held by such ESD holder. Such consent fee will be payable once the Proposed Amendments become effective. If an ESD holder's consent is either not properly delivered or is revoked on or prior to the Expiration Date, such holder will not receive the consent fee, even if the Proposed Amendments become effective as to all ESDs that are not purchased under the ESD Issuer Bid.

            The Proposed Amendments will be effected by a Supplemental Indenture to the Existing Indenture, to be executed following the Expiration Date, if the consents of ESD holders representing at least 66 2/3% in aggregate principal amount of outstanding ESDs have been obtained (the "Requisite Consents"). The Supplemental Indenture will become effective concurrently with the full payment of the purchase price for the deposited ESDs and of the consent fee. The purposes of the Proposed Amendments are, among others, to: (i) reduce the principal amount at maturity of each ESD from Cdn$1,000 to Cdn$250 and make the 7.00% cash coupon calculated on the basis of the newly defined principal amount;
(ii) modify the semi-annual 7.00% cash coupon by suspending interest during the period from August 15, 2001 until the date the Supplemental Indenture becomes effective, by postponing the next cash payment date to June 30, 2002 and by fixing cash payment dates thereafter on June 30 and December 31 of each year;
(iii) extend the maturity date of each ESD until December 31, 2006; (iv) modify the options of the ESD holders to convert upon an event of default and of the Issuer to pay at maturity the principal amount of the ESDs then outstanding (and all accrued and unpaid interest thereon, in the case of an event of default) in cash or in freely tradable Subordinate Voting Shares by making the number of Subordinate Voting Shares issued in payment thereof equal to the amount payable divided by the greater of Cdn$1.00 or 95% of the then Current Market Price (as defined in the Existing Indenture) of the Subordinate Voting Shares; and (v) reduce the conversion price from Cdn$115.00 to Cdn$4.40.

            The ESD Issuer Bid, and the consent solicitation thereunder, will expire at 11:59 p.m. (Montreal time), on Monday, February 4, 2002, unless extended by the Issuer (the "Expiration Date"). The Issuer's obligation to accept and pay for ESDs deposited under the ESD Issuer Bid is subject to, among other things: (i) the condition that the Issuer receives the Requisite Consents to the Proposed Amendments; (ii) the condition that the Master and Purchase Agreement not be terminated in accordance with the terms and conditions thereof and (iii) the condition that the Issuer accepts and pays for the Units of the Issuer tendered pursuant to the Units Lockup (as defined below). The Issuer's obligation to amend the Existing Indenture and to pay the consent fee is subject to the receipt by the Issuer of the Requisite Consents to the Proposed Amendments and to the take up and payment by the Issuer of the ESDs deposited hereunder.

CUSIP No. 879946101


                                Units Issuer Bid

            Pursuant to the Units Issuer Bid, on December 11, 2001, and by amendment on January 24, 2002, the Issuer made an offer to the holders of its outstanding Units to purchase all of its issued and outstanding Units in exchange for 5.46 Subordinate Voting Shares for each Unit tendered. Telesystem, Caisse de depot et placement du Quebec and all its subsidiaries, including CDPQ (collectively "Caisse"), and Rogers Telecommunications (Quebec) Inc. ("Rogers") have agreed to tender their Units in the Units Issuer Bid (the "Units Lockup"). As of November 28, 2001, Telesystem, Caisse and Rogers beneficially owned approximately 55.1% of all Units currently outstanding. Should an aggregate of 63.4% of the Units currently outstanding be tendered in the Units Issuer Bid, there will be less than US$100 million of Units outstanding based on the purchase price of the Units of Cdn$9.05, converted using the applicable exchange rate. Pursuant to the terms of the Indenture governing the Units, if less than US$100 million of Units, based on the purchase price of Cdn$9.05, converted using the applicable exchange rate, are outstanding on June 30, 2002, all holders of the Units then outstanding shall irrevocably be deemed to have exercised the option to exchange the Units for 0.2 of a Subordinate Voting Share per Unit held.

            The Units Issuer Bid will expire at 11:59 p.m. (Montreal time), on Monday, February 4, 2002, unless withdrawn or extended by the Issuer. The Units Issuer Bid is not subject to any minimum tender conditions; however, the Issuer's obligation to take up and pay for Units deposited under the Units Issuer Bid is subject to, among other things: (i) the successful completion of the ESD Issuer Bid in accordance with the terms and conditions thereof as described above and (ii) the condition that the Master and Purchase Agreement not be terminated in accordance with the terms and conditions thereof.

                                Private Placement

            The Private Placement contemplates the issuance by the Issuer of up to US$90 million in the aggregate of Special Warrants to CDPQ, Telesystem and JPMP (BHCA) for a purchase price per Special Warrant of US$0.6124765.

            On December 14, 2001, the Issuer issued in the First Tranche 9,951,402, 5,695,456 and 8,843,877 Special Warrants to CDPQ, Telesystem and JPMP
(BHCA), respectively, for an aggregate purchase price US$15 million. Subject, among other things, to the successful completion of the ESD Issuer Bid pursuant to the terms thereof as described above and the Credit Agreement Amendment, the Issuer will issue in the Second Tranche up to 49,757,011, 28,477,284 and 44,219,383 Special Warrants to CDPQ, Telesystem and JPMP (BHCA), respectively, for an aggregate purchase price up to US$75 million. The number of Special Warrants to be issued to each of CDPQ, Telesystem and JPMP (BHCA) shall be reduced by 306 Special Warrants for each Cdn$1,000 in principal amount at maturity of ESD's tendered pursuant to the Share Option in the ESD Issuer Bid; provided however, that the Issuer shall issue at least 31,106,312, 17,802,983 and 27,644,383 Special Warrants to CDPQ, Telesystem and JPMP (BHCA), respectively, in the Second Tranche for an aggregate purchase price of US$46,887,329.

CUSIP No. 879946101


            If the ESD Issuer Bid is successfully completed pursuant to the terms thereof as described above, each holder of Special Warrants shall be entitled, for no additional consideration, upon the exercise or deemed exercise of Special Warrants, to receive (subject to certain antidilution adjustments)
(i) one Subordinate Voting Share for each Special Warrant exercised or (ii) if Telesystem is a holder of Multiple Voting Shares at the time it exercises its Special Warrants, a maximum of 7,357,507 Special Warrants held by Telesystem shall entitle it to one Multiple Voting Share for each Special Warrant exercised; provided, that such Special Warrants shall not entitle Telesystem to acquire more Multiple Voting Shares than needed to maintain, rather than increase, the percentage voting rights associated with the Multiple Voting Shares held by Telesystem on November 28, 2001 as a result of the issuance of Subordinate Voting Shares pursuant to the exercise of the Special Warrants or Purchase Warrants (as defined below).

            If the ESD Issuer Bid is not successfully completed pursuant to the terms thereof as described above, each holder of Special Warrants shall be entitled, for no additional consideration, upon the exercise or deemed exercise of Special Warrants, to receive new convertible debentures of the Issuer (together with the JPMP New Convertible Debentures, the "New Convertible Debentures"). Each New Convertible Debenture shall be issued in a face denomination of US$1,000 and integral multiples of US$1,000. The exercise of an aggregate of 1,633 Special Warrants shall be required to acquire each whole New Convertible Debenture. The New Convertible Debentures will be senior in rank to the CDs and ESDs but junior to other indebtedness of the Issuer, will carry an interest rate of 25% per year, and each US$1,000 in principal amount will be convertible at any time at the option of the holder into Subordinate Voting Shares at the then market price for such shares. All or part of the New Convertible Debentures will be convertible at the holder's option into that number of fully paid and non-assessable Subordinate Voting Shares equal to the quotient obtained by dividing the principal amount of the New Convertible Debentures to be converted by the Current Market Price of the Subordinate Voting Shares on each conversion date, which price shall be converted into the US currency equivalent on the last trading day in the period used to calculate the Current Market Price.

                      Issuance of the SW Purchase Warrants

            Subject, among other things, to the successful completion of the ESD Issuer Bid pursuant to the terms thereof as described above and certain anti-dilution adjustments, the Issuer shall issue to JPMP (BHCA), CDPQ and Telesystem the SW Purchase Warrants entitling each of JPMP (BHCA), CDPQ and Telesystem to purchase up to 5,904,167, 6,643,550 and 3,802,283 Subordinate Voting Shares (or Common Shares, as applicable), respectively, at a price equal to US$1.00 per share from the issue date thereof until March 31, 2003. The number of SW Purchase Warrants issuable to JPMP (BHCA), CDPQ and Telesystem shall be reduced by the number of warrants, if any, issued to holders of ESDs pursuant to the Mixed Option in the ESD Issuer Bid.

                    Conversion of the Convertible Debentures

            Subject, among other things, to the successful completion of the ESD Issuer Bid and Units Issuer Bid pursuant to the terms described above and the execution of the Credit

CUSIP No. 879946101


Agreement Amendment, and simultaneously with the conversion of all Multiple Voting Shares held by Telesystem into Subordinate Voting Shares (as described below), the CD Holders have agreed to convert (the "CD Conversion") the outstanding US$300 million principal amount of the CDs, plus the accrued and unpaid interest of US$11.6 million due September 9, 2001 (but excluding the interest on such US$11.6 million of accrued and unpaid interest, which shall be paid by the Issuer to the CD Holders in cash, and the interest accruing since September 9, 2001, which, subject to certain conditions, shall be cancelled), into the number of Subordinate Voting Shares having a aggregate value of US$94.6 million at a per share price of US$0.6124765. On November 29, 2001, the Issuer, UFI, JP Morgan and The Bank of Nova Scotia Trust Company of New York, as trustee, entered into an amendment to the CD Indenture (the "Second Amending Agreement") (a copy of which is attached hereto as Exhibit 4 and is incorporated by reference into this Item 6) to amend the terms of the CD Indenture, which Second Amending Agreement provides, among other things, for the CD Conversion.

                      Issuance of the UFI Purchase Warrants

            Subject, among other things, to the CD Conversion and certain antidilution adjustments, the Issuer shall issue to UFI the UFI Purchase Warrants entitling UFI to purchase an aggregate of 15,000,000 Subordinate Voting Shares (or Common Shares, as applicable) at a price equal to US$1.00 per share from the issue date thereof until September 30, 2002.

                    Conversion of the Multiple Voting Shares

            Subject to the successful completion of the ESD Issuer Bid and the Units Issuer Bid pursuant to the terms thereof as described above and the Credit Agreement Amendment, and simultaneously with the CD Conversion, Telesystem will convert each of its Multiple Voting Shares into one Subordinate Voting Share of the Issuer.

              Redesignation of the Subordinate Voting Shares/Amend
                          Issuer Stock Incentive Plans

            Subject to the successful completion of the ESD Issuer Bid and the Units Issuer Bid pursuant to the terms thereof as described above and the Credit Agreement Amendment, the Issuer shall approve at any time prior to the calling of the Issuer's next annual meeting of shareholders, amendments to the Issuer's constituting documents in order to redesignate all of its Subordinate Voting Shares as "Common Shares" and submit said amendments and, as required under applicable laws or by regulatory authorities, certain amendments to be made to the Issuer's stock incentive plans, to the shareholders of the Issuer for approval, in accordance with applicable securities laws and the Issuer's governing statute, and in connection therewith, the Issuer shall use commercially reasonable efforts to solicit proxies in favor of the approval of such amendments. Each of Telesystem, CDPQ, UFI and JP Morgan has covenanted and agreed to vote, or to cause to be voted, its Subordinate Voting Shares and, in the case of Telesystem, its Multiple Voting Shares (including all such shares now owned or hereafter acquired) in favor of (i) the amendments to the Issuer's constituting documents providing for the redesignation of Subordinate Voting Shares as "Common Shares", and (ii) the amendments to the Issuer's employee stock incentive plans.

              Override Adjustment Upon Potential Group Determination

CUSIP No. 879946101


            Notwithstanding the provisions of the Master and Purchase Agreement to the contrary, if the Issuer's Board of Directors, acting with the benefit of legal counsel, determines in a timely manner that the issuance of the Special Warrants, the UFI Purchase Warrants and the SW Purchase Warrants, the issuance of the underlying securities upon exercise thereof, any conversion of the CDs, any conversion of New Convertible Debentures, and/or the issuance of Subordinate Voting Shares pursuant to the Units Issuer Bid, when combined with the acquisition or continuing ownership of any other securities of the Issuer by UFI, CDPQ, JP Morgan and Telesystem (each, an "Investor", and together, the "Investors") or any of their Affiliates (whether pursuant to the Master and Purchase Agreement or otherwise) would be likely to (i) result in any combination of the Investors and their Affiliates (other than Telesystem) (the "Non-Exempt Purchasers") being considered a "group" within the meaning of Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended, such that certain provisions of the Issuer's debt instruments pertaining to a change of control of the Issuer may be triggered (a "Potential Group Determination") or (ii) result in CDPQ increasing its voting position in the Issuer, as of November 28, 2001, by more than 10% (on a non diluted basis), then the Non-Exempt Purchasers (in the case of (i) above) and CDPQ (in the case of (ii) above) agree to accept, in lieu of a portion of any voting securities of the Issuer which they are entitled to receive pursuant to the Master and Purchase Agreement, non-voting preferred shares of the Issuer ("Non-Voting Preferred Shares"). Such Non-Voting Preferred Shares may be issuable upon exercise of the Special Warrants or the Purchase Warrants or at a later date in exchange for Subordinate Voting Shares or Common Shares held by the Non-Exempt Purchasers or CDPQ, as the case may be (subject to any necessary regulatory approval). The aggregate amount of Non-Voting Preferred Shares to be issued shall be the amount necessary to enable the Issuer to reasonably determine that either (i) a Potential Group Determination shall not exist either at the time of the issuance or within a short period of time thereafter or (ii) CDPQ shall not increase its voting position, as of the date hereof, by more than 10% (on a non diluted basis).

            For purposes of determining the number of Non-Voting Preferred Shares to be issued, it is the intent of the Investors to ensure a reasonable cushion exists to protect against a Potential Group Determination being triggered by variances in the number of Subordinate Voting Shares owned by the Investors and their Affiliates (as well as persons who could be deemed to be part of the "group" under the Securities Exchange Act of 1934, as amended) from time to time. Any Non-Voting Preferred Shares issued shall be allocated among the Non-Exempt Purchasers as determined (a) by agreement among the Non-Exempt Purchasers within ten calendar days after receipt by the Investors of notice from the Issuer of a Potential Group Determination or, failing such agreement,
(b) by a committee of the Issuer's Board of Directors consisting of those members not designated by any of the Investors pursuant to the IRA. Any allocation under clause (b) above shall be made on a fair and equitable basis taking into account the preservation of the intended relative voting and economic ownership positions of each of the Non-Exempt Purchasers in the Issuer as of the date of consummation of all of the transactions contemplated by the Master and Purchase Agreement and any other factors deemed relevant by such committee.

                                   Other Matters

            Pursuant to the IRA (which is more fully described in Item 4), the Issuer is subject to the approval of either two thirds or three quarters of the votes cast by the members of the

CUSIP No. 879946101


Board present and eligible to vote for certain of its corporate decisions. In addition, if any of the Investors, either individually or as part of a group (the "Co-Sale Group") of two or more Investors acting jointly and in concert (such individual Investor or Co-Sale Group member being the "Co-Sale Offeree") proposes to transfer, pledge, hypothecate, encumber, assign or otherwise dispose of, either voluntarily or involuntarily and with or without consideration Shares ("Transfer"), or receives an offer to Transfer (that it wishes to accept), to any third party (the "Co-Sale Offeror") Shares of such Investor that either alone, or together with any other Co-Sale Offeree, represent more than 15% of the total equity securities of the Issuer issued and outstanding as of the date of such offer, the Co-Sale Offeree, either for itself or on behalf of the Co-Sale Group, shall, notify the other Investors of the material terms and conditions of such offer.

            No Co-Sale Offeree shall Transfer any Shares to the Co-Sale Offeror unless each Investor (other than any Co-Sale Offeree) who desires to do so is permitted to Transfer its respective pro rata amount (based upon the aggregate number of Voting Securities of the Issuer outstanding at such time and held by all Investors) of the aggregate number of Voting Securities to which the Co-Sale Offer relates.

            Upon the completion of the Recapitalization, including, without limitation, the successful completion of the ESD Issuer Bid and consent request and the Units Issuer Bid, it is expected that JP Morgan will significantly increase its beneficial ownership of the SVS through (i) the purchase of the Special Warrants pursuant to the First and Second Tranches, (ii) the consummation of the CD Conversion and (ii) the exercise of its SW Purchase Warrants, each subject to adjustments set forth in the Master and Purchase Agreement (including without limitation, the issuance of the Non-Voting Preferred Shares to JP Morgan instead of SVS.)

            JP Morgan disclaims beneficial ownership of any securities beneficially owned by each of UFI, CDPQ and Telesystem.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS


      Exhibit 6   - Amended and Restated Investor Rights Agreement, dated
                    January 24, 2002, among the Issuer and the Investors.

      Exhibit 7   - First Amending Agreement to the Master and Purchase
                    Agreements, dated January 18, 2002, among the Issuer and the Investors.

      Exhibit 8   - Second Amending Agreement to the Master and Purchase
                    Agreement, dated January 24, 2002, among the Issuer and the Investors.

      Exhibit 9   - Joint Filing Agreement, dated January 28, 2001, among
                    JPMP (BHCA), AOF, CAIP (I), CAIP (II) and JAIP.

CUSIP No. 879946101


                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date:  January 28, 2002

                               J.P. MORGAN PARTNERS (BHCA), L.P.

                               By:  JPMP Master Fund Manager, L.P.,
                                    its General Partner

                               By:  JPMP Capital Corp.,
                                    its General Partner


                               By:  /s/ Michael R. Hannon
                                  -----------------------------------------
                                    Name:  Michael R. Hannon
                                    Title: Managing Director


                               ASIA OPPORTUNITY FUND, L.P.

                               By:  Asia Opportunity Company,
                                    its General Partner


                               By:  /s/ Arnold L. Chavkin
                                  -----------------------------------------
                                    Name:  Arnold L. Chavkin
                                    Title: Executive Vice President


                               CAIP CO-INVESTMENT FUND PARALLEL FUND
                               (I) C.V.

                               By:  Asia Opportunity Company,
                                    its General Partner


                               By:  /s/ Arnold L. Chavkin
                                  -----------------------------------------
                                    Name:  Arnold L. Chavkin
                                    Title: Executive Vice President

CUSIP No. 879946101


                               CAIP CO-INVESTMENT FUND PARALLEL FUND
                               (II) C.V.

                               By:  Asia Opportunity Company,
                                    its General Partner


                               By:  Arnold L. Chavkin
                                  -----------------------------------------
                                    Name:  Arnold L. Chavkin
                                    Title: Executive Vice President


                               J.P. MORGAN ASIA INVESTMENT PARTNERS,
                               L.P.

                               By:  J.P. Morgan Asia Equity Partners,
                                    L.P., its General Partner

                               By:  JPMP Asia Equity Company,
                                    a Managing General Partner


                               By:  /s/ Arnold L. Chavkin
                                  -----------------------------------------
                                    Name:  Arnold L. Chavkin
                                    Title: Executive Vice President